Writer's Direct Dial: (212) 225-2372 E-Mail: jgiraldez@cgsh.com	August 20, 2010

H. Christopher Owings, Esq. Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”)
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 8, 2009
File No. 001-33422

Dear Mr. Owings:

On behalf of Edenor S.A. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 10, 2010, related to the above-referenced Form 20-F (the “Form 20-F”).

For convenience, we have reproduced below in italics the Staff’s comments and have provided the Company’s responses immediately below those comments.

Item 16B.  Code of Ethics

On page 128 of your filing you state that you adopted your code of ethics in 2003, updated it in 2009 and expect to post a revised version to your website “as soon as practicable.” We note that your Form 20-F for the periods ended December 31, 2007 and December 31, 2008 also state that you will post your code of ethics to your website as soon as practicable, but it does not appear that you have posted a copy on your website. We further note that it appears you have not filed a copy of your code of ethics with the Commission nor have you undertaken in this or

H. Christopher Owings, Esq. p. 2

 your prior annual reports to provide a copy to any person without charge. Please advise us on the current status of your code or ethics and confirm the date by which you will post it to your website. See ltem 16B of Form 20-F.

The Company respectfully advises the Staff that the Company adopted a new code of ethics on December 14, 2009.  We attach the code of ethics, in the English language, as Annex A to this response letter.  We also have uploaded the code of ethics, in English and Spanish, on our website at www.edenor.com.  Item 16B of the Company’s Form 20-F for the year ended December 31, 2010, will report that the Company’s code of ethics can be found on the Company’s website.

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Any questions relating to this response letter should be directed to me at 212-225-2372 and to my colleague, Kenneth Blazejewski, at 212-225-2257.  We can both be reached by facsimile at 212-225-3999.

Sincerely, /s/ Juan G. Giráldez Juan G. Giráldez, Esq.

Enclosures

cc:          Alejandro Macfarlane, Chief Executive Officer
Luis Pablo Rogelio Pagano, Chief Financial Officer
Ivana Del Rossi, Investor Relations Officer
(Edenor S.A.)

ANNEX A

    Buenos Aires, December 14, 2009.

P 32

CODE OF ETHICS

Related Documents:	P7- Value System P59 - Policy to Facilitate Reporting of Alleged Irregularities within the Company

Repeals and substitutes Counterparty	Updates P 32 dated 05/12/99 Director of Corporate Affairs Telephone: 4346-5036

SUMMARY:

The ethical quality of behavior is a continuing concern of our Company, and increasingly so in many spheres of social life. It is for this reason that we wish to make a conscious effort to preserve the spirit of integrity that is essential for the progress of the Company, emphasizing honesty, cooperation, solidarity and mutual respect, the pillars on which our action must be supported.

Edgardo A. Volosin	Alejandro Macfarlane
Director of Corporate Affairs	President and CEO

Accessibility: Internal

PURPOSE

This document is intended to bring together and summarize the principles and practices that Edenor is committed to, which must be the guiding force in our everyday actions and a supplement to the ethical values guiding our business activities – (P7 – Edenor Value System), and to reaffirm the ethical guidelines of the Pampa Energía Group.

We believe it is essential that each of us understands the significance of an honest behavior as an indispensable component of professional life, in compliance with the policies and procedures that are the expression of the ethical principles of the Company, and that each of us assumes his/her individual responsibility to uphold such principles from his/her specific job.

The Department of Corporate Affairs shall have the responsibility of ensuring coherence in the interpretation and enforcement of these principles. In this capacity, any employee of the Company may, if necessary, make inquiries from such Department.

A copy of this document must be furnished to each person working for the company (including temporary employees and trainees). For this purpose, the Human Resources Department will implement the relevant system of communications and records.

The Corporate Affairs Department will implement a mechanism for a periodic ratification of the employees’ adherence to the code of ethics.

Also, any person facing a situation that may fall within the scope of those described herein will be required to inform such circumstance to their Director upon receipt of this document or at the time of the relevant event (for instance, an outside activity that may involve a conflict of interest).

Any employees who are aware or suspicious of any improper behavior, fraud, abuse of Edenor assets or other infringements of the code of ethics may report such matters to the relevant Company authorities in a confidential manner through the following channels:

•	A telephone call through the no-charge confidential line 0800-888-3211. This line is operated by an external provider.

•	A confidential anonymous message through website www.eticaedenor.kpmg.com.ar. This website is operated by an external provider.

Also, where matters such as:

•	Sexual harassment
•	Drug or alcohol consumption
•	Discrimination
•	Any other issues involving behavior at the workplace;

are involved, notice of the report will be promptly given to the Human Resources Department.

These procedures are established in the Policy to Facilitate Reporting of Alleged Irregularities within the Company (P-59).

SCOPE

The Company as a whole.

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ACCESSIBILITY

Internal, limited to Edenor’s employees.

PRINCIPLES

Any behavior that may harm Edenor’s reputation and image in the eyes of customers, suppliers and the community at large must be avoided, including where no infringement of statutory regulations is involved.

Proper behavior involves giving a professional, honest and equitable treatment to employees, customers, suppliers and the general public, out of respect for individuals and the society where we do business.

Where no specific behavior is prescribed by law, it is the responsibility of each individual employee to choose the more righteous course of action.

Observe and abide by statutory and regulatory provisions, acting with diligence and good faith in the performance of duties.

Contribute to achieve an efficient and high-quality fulfillment of the requirements of the public service we provide.

Avoid taking actions that may involve disrespect or physical or moral violence, or contribute to create an intimidating, offensive, aggressive, discriminatory or harassing atmosphere arising from any attribute, such as race, religion, gender, age, nationality, a physical defect or social status.

Avoid any situation where personal interests may collide with those of the Company.

Keep confidential any corporate information that is not in the public domain.

Report to superiors or through the mechanisms described under the heading Purpose of This Policy above, any suspicious, fraudulent or allegedly illegal behavior in relation to the Company.

RELATIONSHIP WITH CUSTOMERS

A gentle, polite and helpful attitude to customers and the general public must prevail in business relationships. Any information provided must be clear and accurate, and any requests and claims must be processed through formally established channels.

RELATIONSHIP WITH VENDORS AND BUSINESS GRATUITIES

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Any goods and services offered by vendors must be impartially evaluated.

Employees will not be allowed to accept money, gifts, favors, amenities and other incentives from customers or from persons or organizations doing or intending to do business with the company. Ordinary amenities, such as those associated with usual business practices (for instance, promotional items or items with a merely symbolic value, an invitation to have lunch or dinner) are excepted.

RELATIONSHIP WITH EMPLOYEES

A spirit of integration must be preserved, with an emphasis on honesty, cooperation, solidarity and mutual respect.

CUSTODY AND PROTECTION OF COMPANY PROPERTY

Employees will be required to protect any property of the Company within their reach, both physical and tangible assets and any information and intellectual property, which may only be used to perform regular Company activities and for authorized purposes.

Travel and representation expenses must be consistent with the business purposes involved, and employees must not obtain any profits or incur any losses as a result of a travel made on behalf of the company.

INSIDE INFORMATION

Company information may not be used or disclosed without authorization. Such information includes strategic plans, business data bases, financial plans, projects, technical designs and processes related to the company’s business, and any information relating to employees (for instance, remuneration data). Any infringement of this duty shall be deemed a serious fault.

ACCOUNTING RECORDS AND REPORTS

All financial and operations reports, accounting records, expense accounts, sales reports and other documents must accurately, clearly and truthfully reflect any transaction. No improper, incomplete, false or fraudulent accounting or financial documents will be admitted.

POLITICAL ACTIVITY

Employees may not make any contribution from funds belonging to the Organization, or from personal funds in the name of the Company, to any political party or organization. Similarly, employees may not take part in party political activities while performing their duties.

CONFLICT OF INTEREST

When a specific situation may give rise to a conflict between the interests of the Company and those of an employee (on account of the direct involvement of the employee or members of its family), the employee must inform of such circumstance as provided by the Policy (P-59).

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Employees must act in the best interest of the Company in any business transactions, and will refrain from engaging in any activity or work that may prevent them from performing their duties in an objective and professional manner, and whose interests might be contrary to those of the Company.

In the event of any direct or indirect family relationship existing between Edenor employees who perform their duties in the same or related areas, such relationship must be informed through the mechanisms described under the heading Purpose of this Policy.

No employee of Edenor may make use of such condition to obtain and/or conduct business transactions or works of a personal nature (no matter by whom they are performed). In case of doubt, the matter must always be referred to the employee’s superior.

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I have received a copy of the P 32 (updated) document, containing Edenor’s Code of Ethics.

First and last names Address: Date: Signature of Employee:	File N° Department: Supervisor: Signature of Supervisor:

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